File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2023

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter. There were no purchases by the Bank of its primary obligations.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2023, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
AUD	300,000,000	4.70	99.764	3-Oct-2023	3-Oct-2030
USD	500,000,000	Floating Rate	100.00	5-Oct-2023	5-Oct-2028
INR	30,000,000,000	7.35	100.00	6-Oct-2023	6-Oct-2030
CAD	500,000,000	4.60	99.99	12-Oct-2023	1-March-2029
GBP	300,000,000	4.75	99.759	2-Nov-2023	5-Oct-2029
USD	30,000,000	4.70	100.00	9-Nov-2023	9-Nov-2028
USD	100,000,000	Floating Rate	99.498	13-Nov-2023	15-Feb-2029
USD	30,000,000	Zero Coupon Multi-Callable	100.00	16-Nov-2023	16-Nov-2043
USD	50,000,000	Callable 5.125	100.00	17-Nov-2023	17-Nov-2026
HKD	200,000,000	4.28	100.00	21-Nov-2023	23-Dec-2024
USD	200,000,000	Floating Rate	99.9310	21-Nov-2023	4-Oct-2027
USD	200,000,000	Floating Rate	99.507	29-Nov-2023	15-Feb-2029
NOK	1,500,000,000	3.77	99.109	1-Dec-2023	17-Nov-2027
HKD	340,000,000	4.26	100.00	5-Dec-2023	24-Jan-2025
USD	100,000,000	Floating Rate	99.553	6-Dec-2023	15-Feb-2029
USD	200,000,000	Floating Rate	100.0177	7-Dec-2023	4-Oct-2027
USD	1,500,000,000	4.375	99.915	12-Dec-2023	1-Feb-2027
NOK	1,000,000,000	3.84	100.00	13-Dec-2023	13-Dec-2028
USD	50,000,000	4.35	100.00	18-Dec-2023	18-Dec-2028

Annex B

INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL

December 31, 2023

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Balance Sheet - As of December 31, 2023

(Expressed in thousands of United States dollars)

Assets

Cash		$996,447

Investments		31,715,307
Trading

Obligations issued or guaranteed by governments or issued by U.S. Agencies	19,844,404
Time deposits and other obligations of banks	10,081,485
Asset-and mortgage-backed and corporate securities	1,562,087
Accrued interest on investments	227,331

Developmental Assets		116,248,100
Loans outstanding	116,166,511
Allowance for loan losses	(800,509)
Deferred loan origination fees and cost	71,542

	115,437,544

Debt securities
Measured at fair value	104,174
Measured at amortized cost	732,190
Allowance for debt securities	(25,808)

	810,556

Derivative assets, net		150,268

Accrued interest and other charges
On loans	1,394,773
Others	11,868	1,406,641

Other Assets
Property, improvements and equipment, at cost	1,115,928
Less accumulated depreciation & amortization	(672,084)

	443,844

Receivable for investment securities sold	170,581
Assets under retirement benefit plans	219,161
Miscellaneous	668,225	1,501,811

Total assets		$152,018,574

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Balance Sheet - As of December 31, 2023

(Expressed in thousands of United States dollars)

Liabilities and Equity

Liabilities

Borrowings		$108,299,778
Short term borrowings	2,194,917
Medium-and long-term borrowings:	106,104,861
Measured at fair value	81,081,558
Measured at amortized cost	25,023,303

Derivative liabilities, net		3,345,811

Amounts payable to maintain value of currency holdings		127

Other liabilities
Payable for investment securities purchased	177,532
Due to IDB Grant Facility	140,566
Accrued interest on borrowings at amortized cost	219,599
Undisbursed Special programs	213,547
Other liabilities	775,797	1,527,041

Total liabilities		113,172,757

Equity
Capital stock
Subscribed - 14,170,108 shares	170,940,140
Less callable portion	(164,900,691)
Additional paid-in Capital (APIC)	5,814,982	11,854,431

Receivable from members
Non-negotiable, non-interest bearing demand obligations	(494,095)
Non-negotiable, non-interest bearing term obligations	(216,972)
Amounts required to maintain value of currency holdings	(102,172)	(813,239)

General reserve		23,911,554
Special reserve		2,665,500

Accumulated other comprehensive income
Accumulated translation adjustments	911,066
Accumulated SFAS 158 adjustments	344,228
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(27,723)	1,227,571

Total equity		38,845,817

Total liabilities and equity		$152,018,574

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Income (Loss) and General Reserve

For the Period Ended December 31, 2023

(Expressed in thousands of United States dollars)

	Month		Year-to-Date
	2023	2022	2023	2022
Income

From loans
- Interest, after swaps	$615,881	$463,435	$6,386,342	$3,423,024
- Credit commissions	8,641	7,596	98,909	91,696
- Fees from non-sovereign-guaranteed and emergency lending	790	3,903	18,564	15,338

	625,312	474,934	6,503,815	3,530,058

From investments, after swaps
- Interest	171,489	117,066	1,865,924	708,233
- Net gain (loss)	5,187	28,600	20,500	(126,100)

	176,676	145,666	1,886,424	582,133

Other interest income (loss)	(24,621)	(9,694)	(203,256)	39,400

From other sources	(31,890)	(29,436)	72,128	42,960

Total income	745,477	581,470	8,259,111	4,194,551

Expenses

Borrowing expenses	546,275	416,385	6,040,867	2,378,877
Administrative expenses	96,616	125,517	840,940	963,031
Special programs	18,186	22,598	109,877	108,880
Provision for developmental assets losses	(51,078)	358,377	60,627	425,926

Total expenses	609,999	922,877	7,052,311	3,876,714

Operating Income	135,478	(341,407)	1,206,800	317,837

Net fair value adjustments on non-trading portfolios and foreign currency transactions	(79,340)	207,139	(101,158)	1,278,871
Board of Governors approved transfers	-	-	(139,929)	(171,803)
Other components of net periodic benefit costs	17,740	1,464	212,875	17,570

Net income (loss)	73,878	(132,804)	1,178,588	1,442,475

General reserve, beginning of period	23,837,676	22,937,769	22,804,966	21,512,490

Distributions on behalf of shareholders	-	-	(72,000)	(150,000)

General reserve, end of period	$23,911,554	$22,804,965	$23,911,554	$22,804,965

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Comprehensive Income

For the Period Ended December 31, 2023

(Expressed in thousands of United States dollars)

	Month		Year-to-Date
	2023	2022	2023	2022

Net income (loss)	$73,878	$(132,804)	$1,178,588	$1,442,475

Other comprehensive income (loss):
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans	(4,593)	6,450	(55,108)	77,408
Recognition of changes in assets/liabilities under retirement benefits plans	(109,021)	1,101,271	(109,021)	1,101,271
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	137,516	157,849	23,095	332,966

Total other comprehensive income (loss)	23,902	1,265,570	(141,034)	1,511,645

Comprehensive income	$97,780	$1,132,766	$1,037,554	$2,954,120

INTER-AMERICAN DEVELOPMENT BANK Monthly Financial Statements

Ordinary Capital

Statement of Cash Flows

For the Period Ended December 31, 2023

(Expressed in thousands of United States dollars)

	2023	2022
Cash flows from lending and investing activities
Loan disbursements	(11,011,933)	(11,652,722)
Loan collections	8,161,236	6,956,897
Purchase of debt securities	(75,000)	(324,940)
Collection of debt securities	35,482	15,830

Net cash used in developmental activities	(2,890,215)	(5,004,935)
Purchase of property, net	(46,275)	(55,184)
Miscellaneous assets and liabilities, net	28,133	119,151

Net cash used in lending and investing activities	(2,908,357)	(4,940,968)

Cash flows from financing activities
Medium- and long- term borrowings:
Proceeds from issuance	18,818,436	16,988,858
Repayments	(18,513,565)	(19,453,822)
Short term borrowings, net
Proceeds from issuance	17,196,847	5,531,418
Repayments	(15,998,808)	(5,602,423)
Cash collateral returned	(147,090)	(270,002)
Collections of capital subscriptions	-	195
Distributions paid on behalf of shareholders	(76,911)	(148,555)

Net cash provided by (used in) operating activities	1,278,909	(2,954,331)

Cash flows from operating activities
Gross purchases of trading investments	(38,501,850)	(51,359,348)
Gross proceeds from sale or maturity of trading investments	38,967,580	57,934,257
Loan income collections, after swaps	6,137,192	2,903,018
Interest and other costs of borrowings, after swaps	(5,648,945)	(1,177,649)
Income from investments	1,560,509	271,579
Other interest income	(95,758)	55,003
Other income	76,155	46,669
Administrative expenses	(785,852)	(787,656)
Transfers to the IDB Grant Facility	(159,195)	(138,140)
Special programs	(122,814)	(107,586)

Net cash provided by operating activities	1,427,022	7,640,147

Effect of exchange rate fluctuations on Cash	(6,086)	(30,377)

Net decrease in cash	(208,512)	(285,529)

Cash, beginning of period	1,204,959	1,490,488

Cash, end of period	996,447	1,204,959

Reconciliation of Net income to net cash used in operating activities:
Net income	1,178,588	1,442,475
Difference between amounts accrued and amounts paid or collected for:
Loan income	(366,660)	(627,040)
Income from investments	(388,015)	(383,954)
Other interest income	107,498	15,603
Other income	4,027	3,709
Interest and other costs of borrowings, after swaps	391,922	1,201,228
Administrative expenses, including depreciation	55,125	175,375
Special programs	(12,937)	1,294
Transfers to the IDB Grant Facility	(19,266)	33,663
Net fair value adjustments on non-trading portfolios and foreign currency transactions	101,158	(1,278,871)
Net unrealized (gain) loss on trading investments	62,100	73,400
Other components of net periodic benefit cost	(212,875)	(17,570)
Net increase (decrease) in trading investments	465,730	6,574,909
Provision for developmental assets losses	60,627	425,926

Net cash provided by operating activities	1,427,022	7,640,147

Supplemental disclosure of noncash activities
Increase (decrease) resulted from exchange rate fluctuations:
Trading investments and related swaps	43,654	(1,398)
Loans outstanding and related swaps	120,455	(7,080)
Debt securities	126,439	(47,492)
Borrowings and related swaps	260,351	(29,688)
Receivable from members, net	(6,979)	17,541